Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
January 10, 2006.

Item 3	News Release
The news release was disseminated on January 10, 2006 by CCN Matthews using several broad distribution networks in North America and the United Kingdom.

Item 4	Summary of Material Change

The board of directors of Silver Standard Resources Inc. is pleased to announce the appointment of John R. Brodie, FCA, to the board of the company as an independent director. Mr. Brodie has extensive financial and operations management experience and a proven record of strengthening financial performance for private and public companies.

Item 5	Description of Material Change
See attached news release 06-04.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
January 10, 2006.

January 10, 2006	Trading Symbols:
News Release 06-04	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD ANNOUNCES APPOINTMENT OF NEW DIRECTOR

Vancouver, B.C. – The board of directors of Silver Standard Resources Inc. is pleased to announce the appointment of John R. Brodie, FCA, to the board of the company as an independent director. Mr. Brodie has extensive financial and operations management experience and a proven record of strengthening financial performance for private and public companies.

As a former partner in KPMG LLP from 1975 to 2003, Mr. Brodie acquired expertise in such areas as auditing, accounting, tax, risk management and corporate governance. He was elected a Fellow for distinguished service to the profession by the Institute of Chartered Accountants of British Columbia. Mr. Brodie also serves on the boards of several other Canadian reporting issuers.

Mr. Brodie’s appointment to Silver Standard’s board is part of an initiative to add depth to the board of directors and the senior management group as the company prepares for production.

Silver Standard Resources Inc. is a well-financed silver resource company with $29.0 million in cash, and 1.95 million ounces of physical silver, marketable securities and other investments valued at $26.2 million at September 30, 2005. The company continues to seek resource growth through exploration and development of its own projects.

For further information, contact:

Robert A. Quartermain, President	Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.	Silver Standard Resources Inc.
Vancouver, B.C.	Vancouver, B.C.
(604) 689-3846	N.A. toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.